UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77616 / April 14, 2016

Admin. Proc. File No. 3-17042

In the Matter of

DC BRANDS INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by DC Brands International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to DC Brands International, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of DC Brands International, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *DC Brands Int'l, Inc.,* Initial Decision Release No. 963 (Feb. 18, 2016), 113 SEC Docket 10, 2016 WL 683422. The Central Index Key number for DC Brands International, Inc., is 0001393463.

INITIAL DECISION RELEASE NO. 963
ADMINISTRATIVE PROCEEDING
File No. 3-17042

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DC BRANDS INTERNATIONAL, INC.	INITIAL DECISION OF DEFAULT February 18, 2016

APPEARANCES: Danielle R. Voorhees, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent DC Brands International, Inc. The revocation is based on Respondent's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On January 11, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting administrative proceedings (OIP). The OIP alleges that DC Brands has securities registered with the Commission under Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. DC Brands was served with the OIP on January 14, 2016, and its answer was due on January 27, 2016. *DC Brands Int'l, Inc.*, Admin. Proc. Rulings Release No. 3548, 2016 SEC LEXIS 300 (ALJ Jan. 28, 2016). On January 28, 2016, I noted that DC Brands had not filed an answer and ordered it to show cause by February 8, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Id.*

On February 9, 2016, I held a telephonic prehearing conference in this matter. Counsel for the Division and Kevin Bobryck, who said he was a "representative"[1] for DC Brands, appeared. During the conference, I granted Bobryck's request to extend the time for DC Brands to file an answer. On February 10, 2016, I ordered the DC Brands to file an answer and respond to the show cause order by February 17, 2016. *DC Brands Int'l, Inc.*, Admin. Proc. Rulings Release No. 3593,

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[1] Bobryck explained that he was hired by DC Brands as a consultant, but was not retained by and could not represent it at the prehearing conference.

2016 SEC LEXIS 494. To date, DC Brands has not filed an answer or responded to the show cause order.

FINDINGS OF FACT

DC Brands is in default for failing to file an answer or otherwise defend the proceeding. *See* OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

DC Brands International, Inc., Central Index Key No. 0001393463, is a Colorado corporation, headquartered in Denver, Colorado, with a class of securities registered with the Commission under Exchange Act Section 12(g). Its common stock, ticker symbol "HRDN," is quoted on OTC Link, operated by OTC Markets Group, Inc. According to the Colorado Secretary of State, its corporate status is delinquent. DC Brands is now over a year delinquent in its required periodic filings, having not filed any annual reports since it filed a Form 10-K on April 15, 2014, and having not filed any quarterly reports since it filed a Form 10-Q on August 19, 2014.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). DC Brands failed to file timely periodic reports. As a result, it failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors will be adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure of DC Brands to file required periodic reports is serious because the failure constitutes a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). DC Brands' violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). DC Brands is also culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, DC Brands has not answered the OIP or responded to the show cause order to address whether it has made any efforts to remedy its past violations. DC Brands has also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of DC Brands' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of DC Brands International, Inc., is hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge